<u>Exhibit 99.1</u>

Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA



NEWS RELEASE   Contacts: Joel L. Thomas
                                                              (919) 379-4300

Alliance One International Reports Improved Profitability for Fiscal Year 2015 and Fourth Quarter Results

Morrisville, NC - June 8, 2015 - Alliance One International, Inc. (NYSE: AOI) today announced results for its fiscal year and fourth quarter ended March 31, 2015.

<u>Highlights</u>

Fiscal 2015

- Sales decreased 12.3% to $2,065.9 million primarily due to the impact of a Brazilian subsidiary that was deconsolidated following completion of a joint venture in March 2014, as well as lower full service volumes and reduced average sales price as a result of global oversupply.
- Gross profit increased 6.3% to $255.1 million and gross profit as a percentage of sales also improved to 12.3% this year from 10.2% last year.
- SG&A was down 6.8% or $9.1 million after adjusting for unusual customer receivable reserves in both fiscal year 2015 and 2014.
- Adjusted EBITDA improved 9.8% to $173.2 million and was 8.4% of sales.
- The Company purchased and cancelled $15.0 million of its Senior Secured Second Lien Notes during fiscal 2015 leaving $720.0 million of face amount outstanding.
- Total debt less cash divided by Adjusted EBITDA improved to 5.36x compared to 5.60x last year-end.

Fourth Quarter

- Sales increased 19.9% to $738.1 million.
- Gross profit increased 80.3% to $78.8 million and gross profit as a percentage of sales improved to 10.7% this year compared to 7.1% last year.
- Adjusted EBITDA improved 188.5% to $59.3 million and was 8.0% of sales.
- The Company purchased and cancelled $5.0 million of its Senior Secured Second Lien Notes during the quarter.
- The Company initiated implementation of the first phase cost reduction and efficiency improvement program in March 2015 to achieve $30.0 to $35.0 million of anticipated recurring annualized savings that will begin to be recognized in fiscal year 2016 as part of a multi-phase plan.

Pieter Sikkel, Chief Executive Officer and President, said, "I am really pleased with the performance our global team achieved through fiscal year 2015 under challenging trading conditions. Fiscal year 2015 volume and sales were impacted by global oversupply as a result of customers that modified inventory positions due to reduced consumer demand in some markets over the last 36 months. Global oversupply now appears to be moving back towards equilibrium with reduced crop sizes planned and market pricing to suppliers that reflects the oversupply imbalance. Important to full year results, our fourth quarter sales improved 19.9% to $738.1 million versus last year and was the second best quarter in the Company's history. Adjusted EBITDA improved 188.5% to $59.3 million or 8.0% of sales. For the year, sales decreased 12.3% to $2,065.9 million, while Adjusted EBITDA improved 9.8% to $173.2 million and was 8.4% of sales with improved total debt less cash divided by Adjusted EBITDA of 5.36x.

"As we indicated previously, we are utilizing surplus cash to reduce long term debt and during the year purchased and canceled $15 million of our 9.875% Senior Secured Second Lien Notes, leaving $720.0 million of face value outstanding at year-end. Our goal as we move forward is to continue to reduce the amount of this debt with surplus cash. Additionally, our liquidity position at fiscal year-end remained strong and in line with our internal expectations at $813.2 million, comprised of $143.8 million of cash and $669.4 million of available credit, with $10.9 exclusively for letters of credit.

"Phase one of our restructuring and efficiency improvement program that commenced implementation in March 2015 is on track to deliver $30.0 to $35.0 million of anticipated recurring annualized savings with 75.0% to 80.0% of the actions targeted enacted by the end of September 2015. In addition to reducing our cost structure, we plan to further optimize our global footprint including rationalizing certain markets that are neither meeting internal performance expectations nor part of our customers' future planning, while improving core markets where we have invested.

"Our internal forecasts anticipate improved sales and adjusted EBITDA for next fiscal year compared to fiscal 2015, and consistent with trends over the last several years, we are forecasting increased sales and profit levels in the second half of fiscal year 2016 versus the first half of the year. Additionally, following four years of significant investment in our operations, we are targeting approximately $19.7 million of capital expenditures in fiscal year 2016, principally for maintenance purposes.

 "Planned global crop production is beginning to decrease in line with world-wide demand. It will likely take another crop cycle to achieve equilibrium or potentially undersupply in certain qualities, although the market has already begun to tighten in certain origins. We will continue to monitor our customers' requirements, as we further strengthen our operations, improve our global footprint and move further up the supply chain to meet our customers' evolving sourcing parameters and simplification strategies. Partial vertical integration strategies by some manufactures are beginning to reverse as the efficiency benefits and costs savings of further leveraging compliant leaf merchants' capabilities are presenting opportunities for growth. We will continue to focus on enhancing best agricultural practices globally and further improving sustainability programs essential to our Company and customers.

Mr. Sikkel, concluded, "Again, it is also critical to emphasize that our employees' dedication, professionalism and perseverance through the global oversupply situation and our new restructuring initiative, combined with their ingenuity and thought leadership have helped to further position our company for future success. We believe growth opportunities exist, and we are taking the steps required to strengthen our position as a preferred supplier to the world's manufacturers of consumer tobacco products. Execution on plans to address challenges and customer requirements are anticipated to improve shareholder value."

Performance Summary for the 2015 Fiscal Year-ended March 31, 2015

Total sales and other operating revenues decreased 12.3% to $2,065.9 million primarily due to a 10.9% decrease in volumes and a 3.6% decrease in average sales price. Processing revenues and cost of services increased mainly due to processing for a former Brazilian subsidiary that is now deconsolidated following the completion of a joint venture in March 2014, as well as increased customer requirements as a result of the larger 2014 U.S. flue cured crop. Reduced volumes were primarily driven by the deconsolidation of a former Brazilian subsidiary, as well as the impact of global oversupply.

Lower average sales prices and average tobacco costs on a per kilo basis were mainly the result of product mix, lower prices paid to tobacco suppliers across most regions as a result of global oversupply and exchange rate differences. Average tobacco costs per kilo were further decreased due to lower period costs related to the non-recurrence of prior year abnormal losses in Zambia resulting from unrecovered advances to tobacco suppliers. The decreases in tobacco costs more than offset the decreases in tobacco revenues and gross profit increased 6.3% to

$255.1 million. Although volumes decreased this year, the impact of product mix, higher green costs not fully recovered from customers in the prior year, the non-recurrence of the abnormal Zambia supplier losses and improvement in currency impacts, gross profit as a percentage of sales also improved to 12.3% this year from 10.2% last year.

SG&A increased 2.2% to $137.0 million due to $12.4 million of unusual reserves for customer receivables that were substantially offset by lower compensation costs, professional fees and amortization related to internally developed software. Other income decreased primarily due to the prior year gain of $20.4 million from the sale of a 51% interest in a Brazilian subsidiary to complete the formation of a new joint venture.

Restructuring and asset impairment charges of $9.1 million for the current year are mainly related to employee severance costs in connection with the restructuring and cost reduction plan announced during the quarter ended March 31, 2015. The prior year restructuring and asset impairment charges were $5.1 million primarily associated with entry into a processing joint venture in Turkey and equipment charges in Africa. As a result of increased reserves for customer receivables this year, the non-recurrence of the gain in Brazil last year, and increased restructuring charges this year, operating income decreased 7.0% to $110.8 million compared with the prior year.

Last year, the 10% senior notes were refinanced and $60.0 million of convertible notes were purchased. As a result, one-time debt retirement costs of $57.4 million were recorded including $21.3 million of accelerated amortization of debt issuance costs and recognition of original issue discount related to the 10% senior notes.

Interest costs decreased 2.9% to $113.4 million mainly related to lower debt amortization costs and reduced average borrowings partially offset by higher average rates.

Cash taxes paid decreased 9.5% to $16.2 million this year and income tax expense decreased 41.1% to $22.9 million, while the effective tax rate was 507.6% compared to (80.9)% last year. The variance in the effective tax rate between this year and last year is mainly related to certain losses for which no tax benefit is recorded, net exchanges losses on income tax accounts, the accrual of U.S. taxes on unremitted foreign earnings and lower foreign income tax rates.

Performance Summary for the Fourth Fiscal Quarter Ended March 31, 2015

Total sales and other operating revenues increased 19.9% to $738.1 million mainly due to a 30.2% increase in volumes partially offset by a 8.1% decrease in average sales price. Processing revenues and cost of services increased primarily due to processing for a former Brazilian subsidiary that is now deconsolidated following the completion of a joint venture in March 2014 and increased customer requirements due to a larger 2014 U.S. crop. Increased volumes are mainly due to increased sales in Asia, larger crop sizes in Africa, as well as the timing of shipments in Brazil. Lower average sales prices and average tobacco costs on a per kilo basis were primarily the result of product mix, lower prices paid to tobacco suppliers across most regions in response to the oversupply market and exchange rate movement. Average tobacco costs on a per kilo basis were also lower due to the larger crop sizes in Africa and North America which lowered our conversion costs. The decreases in tobacco costs more than offset the decreases in tobacco revenues and gross profit increased 80.2% to $78.8 million and gross profit as a percentage of sales improved to 10.7% from 7.1% last year.

SG&A decreased 8.8% to $30.8 million mainly due to lower compensation costs that were partially offset by higher professional fees. Other income decreased mainly related to the prior year gain of $20.4 million from the sale of 51% interest in a Brazilian subsidiary to complete the formation of a new joint venture.

Restructuring and asset impairment charges of $8.6 million this year are primarily related to employee severance costs in connection with the restructuring and cost reduction plan announced during the quarter ended March 31, 2015.

Operating income improved 39.4% from the prior year to $40.0 million, as a result of the impact of higher volumes and controlled fixed costs.

Our interest costs increased 9.2% from the prior year to $29.7 million related primarily to higher average borrowings at higher average rates.

Cash taxes paid increased 11.3% to $4.5 million this year and income tax expense decreased 45.4% to $10.0 million, while the effective tax rate was 79.5% compared to 1,021.1% last year. The variance in the effective tax rate between this year and last year is mainly related to certain losses for which no tax benefit is recorded, net exchanges losses on income tax accounts, lower foreign income tax rates, reserves for uncertain tax positions related to transfer pricing and an accrual for taxes on unremitted foreign earnings.

Earnings Per Share

Fiscal Year

For the 12 months ended March 31, 2015, net loss was $(15.4) million, or $(0.17) per basic share, compared to net loss of $(86.7) million or $(0.99) per basic share for the prior year period. Included in net loss this year was $(12.4) million expense related to reserves for doubtful customer accounts, $(9.1) million restructuring and asset impairment charges, as well as the $0.8 million of debt retirement income. After adjusting for tax, the net impact of these items negatively impacted earnings per basic share by $(0.20).

Fourth Quarter

For the fourth quarter ended March 31, 2015, net income was $3.8 million, or $0.04 per basic share, compared to net loss of $(17.1) million, or $(0.18) per basic share, last year. Included in net income for the quarter ended March 31, 2015 was $(8.6) million of restructuring and asset impairment charges, as well as the impact of $0.4 million of debt retirement income. After adjusting for tax, the net impact of these items negatively impacted earnings per basic share by $(0.08).

Liquidity and Capital Resources

As of March 31, 2015, available credit lines and cash were $813.2 million, comprised of $143.8 million in cash and $669.4 million of credit lines, of which $210.3 million was available under the U.S. revolving credit facility for general corporate purposes, $448.2 million of foreign seasonal credit lines and $10.9 million exclusively for letters of credit.

Additionally, in the future, the Company may elect to redeem, repay, make open market purchases, retire or cancel indebtedness prior to stated maturity under its various global bank facilities and outstanding public notes, as they may permit.

Fiscal Year 2015 Financial Results Investor Call

The Company will hold a conference call to report financial results for its fiscal year-ended March 31, 2015, on Tuesday June 9, 2015 at 8:00 A.M. EDT. Those seeking to listen to the call may access a live broadcast on the Alliance One website. Please visit www.aointl.com 15 minutes in advance to register.

For those who are unable to listen to the live event, a replay will be available by telephone from 11:00 A.M. EDT, June 9 through 11:00 A.M. June 14. To access the replay, dial (888) 203-1112 within the U.S., or (719) 457-0820 outside the U.S., and enter access code 8277671. Any replay, rebroadcast, transcript or other reproduction of this conference call, other than the replay accessible by calling the number above, has not been authorized by Alliance One and is strictly prohibited. Investors should be aware that any unauthorized reproduction of this conference call may not be an accurate reflection of its contents.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results may differ materially from those currently anticipated expected or projected. The following factors, among others, could cause actual results to differ from those expressed or implied by the forward-looking statements: changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, changes in tax laws and regulations or the interpretation of tax laws and regulations, adverse weather conditions, changes in costs incurred in supplying tobacco and related services and the impact of regulation and litigation. Additional factors that could cause AOI's results to differ materially from those expressed or implied by forward-looking statements can be found in AOI's most recent Annual Report on Form 10-K and the other filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's Internet site (http://www.sec.gov).

About Alliance One International, Inc.

Alliance One is a leading global independent leaf merchant. For more information on Alliance One, visit the Company's website at www.aointl.com.

-MORE-

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

(in thousands, except per share data)	Three Months Ended March 31, 2015	Three Months Ended March 31, 2014	Twelve Months Ended March 31, 2015	Twelve Months Ended March 31, 2014
Sales and other operating revenues	$ 738,097	$ 615,839	$ 2,065,850	$ 2,354,956
Cost of goods and services sold	659,309	572,117	1,810,771	2,114,929
Gross profit	78,788	43,722	255,079	240,027
Selling, general and administrative expenses	30,813	33,799	137,020	134,087
Other income	620	19,112	1,894	18,230
Restructuring and asset impairment charges	8,618	347	9,118	5,111
Operating income	39,978	28,688	110,835	119,059
Debt retirement expense (income)	(433)	1,786	(771)	57,449
Interest expense	29,661	27,219	113,355	116,798
Interest income	1,857	2,115	6,268	7,068
Income (loss) before income taxes and other items	12,607	1,798	4,519	(48,120)
Income tax expense	10,027	18,360	22,939	38,942
Equity in net income (loss) of investee companies	1,181	(638)	2,823	60
Net income (loss)	3,761	(17,200)	(15,597)	(87,002)
Less: Net income (loss) noncontrolling interests	10	(98)	(172)	(343)
Net income (loss) Alliance One International, Inc.	$ 3,751	$ (17,102)	$ (15,425)	$ (86,659)
Earnings (loss) per share:				
Basic	$ 0.04	$ (0.18)	$ (0.17)	$ (0.99)
Diluted	$ 0.04	$ (0.18)	$ (0.17)	$ (0.99)
Weighted average number of shares outstanding:				
Basic	88,526	87,878	88,289	87,719
Diluted	88,526	87,878	88,289	87,719

RECONCILIATION OF ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION ("ADJUSTED EBITDA")(1)

(Unaudited)

(in thousands)	Three Months Ended March 31,		Twelve Months Ended March 31,	
	2015	2014	2015	2014
U.S. GAAP - Net income (loss) Alliance One International, Inc.	$ 3,751	$ (17,102)	$ (15,425)	$ (86,659)
Plus: Interest expense	29,661	27,219	113,355	116,798
Plus: Income tax expense	10,027	18,360	22,939	38,942
Plus: Depreciation and amortization	7,376	7,646	29,623	32,427
EBITDA(1)	50,815	36,123	150,492	101,508
Plus: Abnormal unrecovered advances to suppliers(2)	604	1,109	1,085	11,587
Plus: Reserves for (recoveries on) doubtful customer receivables	(49)	298	12,368	312
Less: Other income	621	19,112	1,894	18,230
Plus: Restructuring and asset impairment charges	8,618	347	9,118	5,111
Plus: Debt retirement expense (income)	(433)	1,786	(771)	57,449
Plus: Amortization of basis difference - CBT investment(3)	355	-	2,814	-
Adjusted EBITDA(1)	$ 59,289	$ 20,551	$ 173,212	$ 157,737
Total debt			$ 1,072,091	$ 1,117,588
Less: Cash			143,849	234,742
Total debt less cash			$ 928,242	$ 882,846
(Total debt less cash) / Adjusted EBITDA(1)			5.36x	5.60x

(1) Earnings before interest, taxes, depreciation and amortization ("EBITDA") and adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") are not measures of results of operations under generally accepted accounting principles in the United States ("U.S. GAAP") and should not be considered as an alternative to other U.S. GAAP measurements. We have presented EBITDA and Adjusted EBITDA to adjust for the items identified above because we believe that it would be helpful to the readers of our financial information to understand the impact of these items on our reported results. This presentation enables readers to better compare our results to similar companies that may not incur the sporadic impact of various items identified above. Management acknowledges that there are many items that impact a company's reported results and this list is not intended to present all items that may have impacted these results. EBITDA, Adjusted EBITDA and any ratios calculated based on these measures are not necessarily comparable to similarly - titled measures used by other companies or appearing in our debt obligations or agreements.

(2) Unrecovered amounts expensed directly to cost of goods and services sold in the income statement for abnormal yield adjustments or unrecovered amounts from prior crops. Normal yield adjustments are capitalized into the cost of the current crop and are expensed as cost of goods and services sold as that crop is sold.

(3) Related to a former Brazilian subsidiary that is now deconsolidated following the completion of a joint venture in March 2014.